September 1, 2021

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Expense Limitations – September 1, 2021 through August 31, 2022

Dear Mr. McCain:

In connection with our service as investment adviser to Harbor Disruptive Innovation Fund, we hereby agree to limit the total annual operating expenses, excluding interest expense (if any), of each class of shares of the fund until August 31, 2022 in the manner set forth below:

Harbor Disruptive Innovation Fund	Retirement Class	Institutional Class	Administrative Class	Investor Class
Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.50%	0.58%	0.83%	0.94%

We shall have no ability to terminate or modify this expense limitation agreement through August 31, 2022. This agreement shall automatically expire without further action by the parties at the close of business on August 31, 2022.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Erik D. Ojala
Erik D. Ojala, Executive Vice President

Agreed and Accepted:

HARBOR FUNDS

By:	/s/ Charles F. McCain
Charles F. McCain, President

111 South Wacker Drive, 34th Floor  |  Chicago, Illinois 60606-4302

T 800-422-1050  |  F 312-443-4444  |  www.harborfunds.com